Form 4

  Check this box if no longer subject to Section 16.
 Form 4 or Form 5 obligations may continue. See Instruction 1(b).

U.S. Securities and Exchange Commission
Washington DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
 Section 17(a) of the Public Utility Holding Company Act of 1935
 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person        Hasler,   William A.
                                                    (Last)   (First)
                                                PO Box 1049
                                                     (Street)
                                                Woodland, CA 95776
                                                   (City)     (State) (Zip)
2.  Issuer Name and Ticker or Trading Symbol   Aphton Corporation   Symbol APHT
3.  IRS or Social Security Number of Reporting Person (Voluntary)
4.  Statement for Month/Year        08/99
5.  If Amendment, Date of Original (Month/Year) )
6.  Relationship of Reporting Person to Issuer (Check all applicable)
    X Director   X Officer, Co-Chief Executive Officer

Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.Title of Security (Instr. 3)  Aphton Corporation Common Stock
2.Transaction Date (Month/Day/Year) 08/03/99
3.Transaction Code (Instr. 8)  Code P  V
4.Securities Acquired (A) or Disposed of
   Amount: 32,000    (A) or (D): A      Price: $14.625
5.Amount of Securities Beneficially Owned at End of Month: 67,000 6.Ownership Form: Direct (D)or Indirect(I): D
7.Nature of Indirect Beneficial Ownership:

Table II-Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts calls,warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 3) Aphton Corporation Warrants 2.Conversion or Exercise Price of Derivative Security:
3.Transaction Date (Month/Day/Year):
4.Transaction Code (Instr. 8)  :
5.Number of Derivative Securities Acquired (A) or Disposed of (D)
     Amount:      (A) or (D):
6.Date Exercisable:    and Expiration Date (Month/Day/Year):
7.Title and Amount of Underlying Securities Title: Common Stock Amount:
8.Price of Derivative Security:
9.Number of Derivative Securities Beneficially Owned at End of Month: 186,000 6.Ownership Form of Derivative Security: Direct (D)or Indirect(I): D
7.Nature of Indirect Beneficial Ownership:

Explanation of Responses:

Code J:  Grant of warrnats to purchase Aphton Corporation Common Stock

----------/s/-----------------                  8/20/99
Signature of Reporting Person                     Date
William A. Hasler